*Pricing supplement no. 679*
*To prospectus dated November 14, 2011,*
*prospectus supplement dated November 14, 2011 and*
*product supplement no. 4-I dated November 14, 2011*

**Product Supplement No. 4-I**
**Registration Statement No. 333-177923**
**Dated September 14, 2012**
**Rule 424(b)(2)**

# JPMorgan Chase & Co.

| Structured Investments | **$1,300,000** **Capped Dual Directional Knock-Out Buffered Equity Notes Linked to the Common Stock of Apple Inc. due October 2, 2013** |
|---|---|

## General

- The notes are designed for investors who seek an unleveraged return equal to any appreciation (with a Maximum Return of 23.15%), or an unleveraged return equal to the absolute value of any depreciation (up to 23.15%), of the common stock of Apple Inc. at maturity, and who anticipate that the closing price of one share of the Reference Stock will not be less than the Initial Stock Price by more than 23.15% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and, if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than 23.15% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing October 2, 2013[†]
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes priced on September 14, 2012 and are expected to settle on or about September 19, 2012.

## Key Terms

| | |
|---|---|
| Reference Stock: | The common stock, no par value, of Apple Inc. (NASDAQ Stock Market symbol "AAPL"). We refer to Apple Inc. as "Apple." |
| Knock-Out Event: | A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount. |
| Knock-Out Buffer Amount: | 23.15% |
| Payment at Maturity: | If the Final Stock Price is greater than the Initial Stock Price, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return, subject to the Maximum Return. Accordingly, if the Stock Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows: |

$1,000 + ($1,000 × Stock Return), subject to the Maximum Return

If the Final Stock Price is equal to the Initial Stock Price, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the Final Stock Price is less than the Initial Stock Price and *a Knock-Out Event has* not *occurred*, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Stock Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Stock Return)

*Because a Knock-Out Event will occur if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 23.15% on any day during the Monitoring Period, your maximum payment at maturity if the Stock Return is negative is $1,231.50 per $1,000 principal amount note.*

If the Final Stock Price is less than the Initial Stock Price and *a Knock-Out Event has occurred*, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Stock Return)

*If a Knock-Out Event has occurred and the Final Stock Price is less than the Initial Stock Price, you will lose some or all of your initial investment at maturity.*

| | |
|---|---|
| Maximum Return: | 23.15%. Accordingly, the maximum payment at maturity will not be less than $1,231.50 per $1,000 principal amount note. |
| Monitoring Period: | The period from but excluding the pricing date to and including the Observation Date |
| Stock Return: | $\frac{\text{Final Stock Price} - \text{Initial Stock Price}}{\text{Initial Stock Price}}$ |
| Absolute Stock Return: | The absolute value of the Stock Return. For example, if the Stock Return is -5%, the Absolute Stock Return will equal 5%. |
| Initial Stock Price: | The closing price of one share of the Reference Stock on the pricing date, which was $691.28, *divided* by the Stock Adjustment Factor |
| Final Stock Price: | The closing price of one share of the Reference Stock on the Observation Date |
| Stock Adjustment Factor: | Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See "General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments" in the accompanying product supplement no. 4-I for further information. |
| Observation Date[†]: | September 27, 2013 |
| Maturity Date[†]: | October 2, 2013 |
| CUSIP: | 48125V7H7 |

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I

**Investing in the Capped Dual Directional Knock-Out Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $10 | $990 |
| **Total** | $1,300,000 | $13,000 | $1,287,000 |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

**J.P.Morgan**

September 14, 2012

## Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011.  **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 14, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.**  You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table and examples illustrate the hypothetical total return or hypothetical payment at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes an Initial Stock Price of $700 and reflects the Maximum Return of 23.15% and the Knock-Out Buffer Amount of 23.15%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Final Stock Price | Stock Return | Absolute Stock Return | Total Return | |
| --- | --- | --- | --- | --- |
| | | | Knock-Out Event Has Not Occurred(1) | Knock-Out Event Has Occurred(2) |
| $1,260.00 | 80.00% | 80.00% | 23.15% | 23.15% |
| $1,155.00 | 65.00% | 65.00% | 23.15% | 23.15% |
| $1,050.00 | 50.00% | 50.00% | 23.15% | 23.15% |
| $980.00 | 40.00% | 40.00% | 23.15% | 23.15% |
| $910.00 | 30.00% | 30.00% | 23.15% | 23.15% |
| $862.05 | 23.15% | 23.15% | 23.15% | 23.15% |
| $840.00 | 20.00% | 20.00% | 20.00% | 20.00% |
| $805.00 | 15.00% | 15.00% | 15.00% | 15.00% |
| $770.00 | 10.00% | 10.00% | 10.00% | 10.00% |
| $735.00 | 5.00% | 5.00% | 5.00% | 5.00% |
| $717.50 | 2.50% | 2.50% | 2.50% | 2.50% |
| $707.00 | 1.00% | 1.00% | 1.00% | 1.00% |
| $700.00 | 0.00% | 0.00% | 0.00% | 0.00% |
| $693.00 | -1.00% | 1.00% | 1.00% | -1.00% |
| $665.00 | -5.00% | 5.00% | 5.00% | -5.00% |
| $630.00 | -10.00% | 10.00% | 10.00% | -10.00% |
| $560.00 | -20.00% | 20.00% | 20.00% | -20.00% |
| $537.95 | -23.15% | 23.15% | 23.15% | -23.15% |
| $537.88 | -23.16% | 23.16% | N/A | -23.16% |
| $490.00 | -30.00% | 30.00% | N/A | -30.00% |
| $420.00 | -40.00% | 40.00% | N/A | -40.00% |
| $350.00 | -50.00% | 50.00% | N/A | -50.00% |
| $280.00 | -60.00% | 60.00% | N/A | -60.00% |
| $210.00 | -70.00% | 70.00% | N/A | -70.00% |
| $140.00 | -80.00% | 80.00% | N/A | -80.00% |
| $70.00 | -90.00% | 90.00% | N/A | -90.00% |
| $0.00 | -100.00% | 100.00% | N/A | -100.00% |

(1) The closing price of one share of the Reference Stock is greater than or equal to $537.95 (76.85% of the hypothetical Initial Stock Price) on each day during the Monitoring Period.

(2) The one share of the Reference Stock is less than $537.95 (76.85% of the hypothetical Initial Stock Price) on at least one day during the Monitoring Period.

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

**Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $700 to a Final Stock Price of $735.** Because the Final Stock Price of $735 is greater than the Initial Stock Price of $700 and the Stock Return of 5% does not exceed the Maximum Return of 23.15%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

JPMorgan Structured Investments —
Capped Dual Directional Knock-Out Buffered Equity Notes Linked to the Common Stock of Apple Inc.

PS-2

**Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $700 to a Final Stock Price of $665.** Although the Stock Return is negative, because a Knock-Out Event has not occurred and the Absolute Stock Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

**Example 3: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $700 to a Final Stock Price of $630.** Because a Knock-Out Event has occurred and the Stock Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{-}10\%) = \$900$$

**Example 4: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $700 to an Final Stock Price of $980.** Because the Final Stock Price of $980 is greater than the Initial Stock Price of $700 and the Stock Return of 40% exceeds the Maximum Return of 23.15%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,231.50 per $1,000 principal amount note, the maximum payment at maturity.

**Example 5: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $700 to a Final Stock Price of 537.95.** Although the Stock Return is negative, because a Knock-Out Event has not occurred and the Absolute Stock Return is 23.15%, the investor receives a payment at maturity of $1,231.50 per $1,000 principal amount note, the maximum payment at maturity if the Stock Return is negative, calculated as follows:

$$\$1,000 + (\$1,000 \times 23.15\%) = \$1,231.50$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

## Selected Purchase Considerations

- **CAPPED, UNLEVERAGED APPRECIATION POTENTIAL IF THE STOCK RETURN IS POSITIVE** — The notes provide the opportunity to earn an unleveraged return equal to any appreciation in the Reference Stock, up to the Maximum Return of 23.15%. Accordingly, the maximum payment at maturity is $1,231.50 per $1,000 principal amount note. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **POTENTIAL FOR UP TO A 23.15% RETURN ON THE NOTES EVEN IF THE STOCK RETURN IS NEGATIVE** — If the Final Stock Price is less than the Initial Stock Price *and a Knock-Out Event has not occurred*, you will earn a positive, unleveraged return on the notes equal to the Absolute Stock Return. Because the Absolute Stock Return is based on the absolute value of the change from the Initial Stock Price to the Final Stock Price, if the Absolute Stock Return is less than or equal to 23.15%, you will earn a positive return on the notes even if the Final Stock Price is less than the Initial Stock Price. For example, if the Stock Return is -5%, the Absolute Stock Return will equal 5%. Because a Knock-Out Event will occur if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 23.15% on any day during the Monitoring Period, your maximum payment at maturity if the Stock Return is negative is $1,231.50 per $1,000 principal amount note.

- **RETURN LINKED TO A SINGLE REFERENCE STOCK** — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Apple. For additional information see "The Reference Stock" in this pricing supplement.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of

JPMorgan Structured Investments —
Capped Dual Directional Knock-Out Buffered Equity Notes Linked to the Common Stock of Apple Inc.

PS-3

income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative. If the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 23.15% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 23.15% will terminate. Under these circumstances, if the Final Stock Price is less than the Initial Stock Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less that the Initial Stock Price. Accordingly, you could lose some or all of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN AND THE KNOCK-OUT BUFFER AMOUNT** — If the Final Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 *plus* an additional return that will not exceed the Maximum Return of 23.15%, regardless of the appreciation in the Reference Stock, which may be significant. In addition, if the Final Stock Price is less than the Initial Stock Price and a Knock-Out Event has not occurred, you will receive at maturity $1,000 *plus* an additional return equal to the Absolute Stock Return, up to 23.15%. Because a Knock-Out Event will occur if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 23.15% on any day during the Monitoring Period, your maximum payment at maturity if the Stock Return is negative is $1,231.50 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

  We and/or our affiliates may also currently or from time to time engage in business with Apple, including extending loans to, or making equity investments in, Apple or providing advisory services to Apple. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Apple, and these reports may or may not recommend that investors buy or hold the Reference

Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the closing price of one share of the Reference Stock on any day during the Monitoring Period is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 23.15%, you will at maturity be fully exposed to any depreciation in the Reference Stock.  We refer to this feature as a contingent buffer.  Under these circumstances, if the Final Stock Price is less than the Initial Stock Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Stock Price is less than the Initial Stock Price.  You will be subject to this potential loss of principal even if the Reference Stock subsequently increases such that the closing price of one share of the Reference Stock is less than the Initial Stock Price by not more than the Knock-Out Buffer Amount of 23.15%, or is equal to or greater than the Initial Stock Price.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes *plus* a return equal to the Stock Return if the Final Stock Price is less than the Initial Stock Price by up to the Knock-Out Buffer of 23.15% or a return equal to the Stock Return (which will be negative) *plus* the Knock-Out Buffer Amount of 23.15% at maturity.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

- **NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments.  In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE REFERENCE STOCK IS VOLATILE** — The likelihood that the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Reference Stock — the frequency and magnitude of changes in the closing price of one share of the Reference Stock.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUER** — We are not affiliated with the issuer of the Reference Stock.  We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement.  You should undertake your own investigation into the Reference Stock and its issuer.  We are not responsible for the Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **SINGLE STOCK RISK** — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock.  We or our affiliates may also trade in the Reference Stock or instruments related to the Reference

Stock from time to time.  Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.  It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock.  However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.  You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility in the closing price of one share of the Reference Stock;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred or is expected to occur;
    - the dividend rate on the Reference Stock;
    - the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## The Reference Stock

### Public Information

All information contained herein on the Reference Stock and on Apple is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Apple designs, manufactures and markets mobile communication and media devices, personal computers and portable digital music players and sells a variety of related software, services, peripherals, networking solutions and third-party digital content and applications. The common stock of Apple, no par value (Bloomberg ticker: AAPL), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Apple in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by Apple pursuant to the Exchange Act can be located by reference to SEC file number 000-10030, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

### Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing prices of one share of the Reference Stock from January 5, 2007 through September 14, 2012. The closing price of one share of the Reference Stock on September 14, 2012 was $691.28. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Historical Performance of Apple Inc.
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Source: Bloomberg

## [Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.]